

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Mr. Anthony Barron
President and Chief Executive Officer
Rapid Holdings, Inc.
9903 Santa Monica Blvd. #346
Beverly Hills, CA 90212

Re: Rapid Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 27, 2010
File No. 333-167960

Dear Mr. Barron:

We have reviewed your amended registration statement and response letter dated August 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary

About Our Company, page 1

1.   We note your disclosure that your online consumer business is not currently operational. However, it appears that your website may be functional and accepting online loan applications. Please reconcile your statements that your business is not operational with the appearance of your website.

<u>Risk Factors</u>

<u>We have a limited operating history that you can use to evaluate us…, page 3</u>

2.   We note your disclosure that you have no significant financial resources and no revenues to date. In light of your website, which indicates that customers may fill out loan applications online, please confirm that you have not yet generated any revenues to date.

<u>Website Content</u>

3.   Please explain the basis for the statement on the homepage of your website that you approve more customers than any other car title lender.

        Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

                                Sincerely,

                                Michael Seaman
                                Special Counsel

cc.   (facsimile only)
           Ms. Christine Melilli, Esq., CPA
           Anslow & Jaclin, LLP
           (732) 577-1188